Exhibit (h)(3)

[Janus Capital Management LLC Letterhead]

Expense Limitation Agreement (“Agreement”)

July 18, 2018

Clayton Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Protective Life Dynamic Allocation Series - Conservative Portfolio, Moderate Portfolio and Growth Portfolio (each a “Fund”). This letter is to inform you that JCM will waive and/or reimburse to the Fund a portion of its management fee in an amount equal to the amount of management fee it earns as an investment adviser to affiliated funds in which a Fund invests (if any), beginning upon the effective date of the Trust’s revised registration statement to reflect a Fund’s ability to invest in an affiliated fund, until May 1, 2020. With respect to each investment by a Fund in an affiliated fund, the waiver/reimbursement amount shall be equal to the amount of Fund assets invested in the affiliated fund, multiplied by the management fees of each the affiliated fund.

For the avoidance of doubt, JCM may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect until May 1, 2020, unless otherwise terminated, revised or extended by the Board of Trustees. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS CAPITAL MANAGEMENT LLC	CLAYTON STREET TRUST

By: /s/ Brennan Hughes	By: /s/ Jesper Nergaard
Brennan Hughes	Jesper Nergaard
Senior Vice President	Vice President, Chief Financial Officer and Treasurer